

# Dave Palmer · 3rd

Founder and COO at YogaClub

Rancho Palos Verdes, California · 500+ connections ·

Contact info

YogaClub

University of East Lo

## Experience

### Founder

YogaClub

Sep 2016 – Present · 4 yrs 1 mo

YogaClub is a data and technology company, bringing personal curation and mass customization to the activewear market. David led technology, conversion UI/UX testing, retention marketing, logistics, and customer service, bringing leading technology to every face of operations.

• From $0 to $13million a year ARR in under 3 years.
• Revolutionized how apparel is designed and developed.
• Increased landing page conversions by 400%

...see mor

### Founder and CEO

Stealth Venture Labs

Mar 2016 – Sep 2017 · 1 yr 7 mos

Playa Vista

David co-founded Stealth Venture Labs to be a new kind of embedded agency. Incentivized by performance goals and equity partnerships, we owned all aspects of marketing operations, achieving phenomenal results for our partners.

...see mor

### Dedicated Media
6 yrs 2 mos

**CEO**
Jan 2015 – Dec 2015 · 12 mos

**General Manager**
Nov 2009 – Jan 2015 · 5 yrs 3 mos

Dedicated Media was a growth marketing platform acquired by LIN Digital. Dedicated handled acquisition for some of the biggest brands in the world. We developed technology to optimize media spend and fight advertiser fraud.

...see mor

### VP of Marketing
Venture Commerce
Nov 2007 – Nov 2009 · 2 yrs 1 mo

Venture Commerce was a full-service company that worked with high-end fashion brands. David developed all aspects of the marketing strategy for over 12 major fashion brands. During his tenure, David incubated and launched a daily deal startup called Secretstyle.com, producing incremental profit through the liquidation of excess inventory. David had ( ...see mor

### VP of Marketing
Conversion Systems
May 2006 – Nov 2007 · 1 yr 7 mos

David conceived and executed the entire business offering and go to market strategy. Conversion systems was a unique kind of company, offering UI and UX testing services on a performance basis.

...see mor

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## Education

### University of East London
BA (hons) Business Studies with Marketing, Business, Management, Marketing, and Related Support Services
1991 – 1995

### Thomas Bennett Community College